[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

May 24, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Lee, Attorney-Advisor

Re:	Sears Holdings Corporation

Registration Statement on Form S-4

Filed April 12, 2011

File No. 333-173459

Dear Mr. Lee:

On behalf of our client, Sears Holdings Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in your letter of May 6, 2011 regarding the Company’s Registration Statement on Form S-4 filed on April 12, 2011 (File No. 333-173459) (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses. Terms used herein and otherwise not defined herein have the meanings assigned to such terms in Amendment No. 1. All references to page numbers in the responses are to the pages in the marked version of Amendment No. 1.

Form S-4

General

1.	Please file the charter and bylaws for each of the subsidiary guarantor registrants.

Response: The Company respectfully submits that it does not believe that the charter and bylaws of each of the subsidiary guarantor registrants are required to be filed as exhibits to the Registration Statement because the Company has made an election under Form S-4

Charles Lee

United States Securities and Exchange Commission

May 24, 2011

to provide information at a level prescribed by Form S-3, and such form would not require the Company to provide such exhibits if it were registering a primary offering. Please see footnote 1 of Item 601 of Regulation S-K.

Forward-Looking Statements, page iii

2.	Please remove the reference to the Private Securities Litigation Reform Act of 1995, as the safe-harbor for forward-looking statements provided by such Act does not apply to statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C).

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page iii of Amendment No. 1.

Exchange Offer, page 44

Conditions, page 46

3.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration date, not merely before acceptance of the old notes. Please revise the first paragraph accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 46 of Amendment No. 1.

Exhibits, page II-10

4.	Please disclose in this table and the Exhibit Index all exhibits required to be filed as part of the registration statement. You may state, as part of such disclosure, that exhibits are incorporated into the registration statement by reference to an appropriate filing.

Response: The Company respectfully submits that it has filed all required exhibits and it does not believe that any other exhibit is required to be filed for the reasons set forth in the Company’s response to the Staff’s first comment above.

Undertakings, page II-11

5.	Please add the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages II-11 and II-12 of Amendment No. 1.

Charles Lee

United States Securities and Exchange Commission

May 24, 2011

Exhibit 5.1

6.	While counsel may rely on other opinions, counsel may not assume the matters described in the last sentence of the third paragraph with respect to the Company and the Registrant Guarantors. Accordingly, please revise to limit such assumptions to parties other than the Company or the Registrant Guarantors.

Response: Counsel has revised the opinion in response to the Staff’s comment. Please see the last sentence of the third paragraph of the revised opinion, which has been included as Exhibit 5.1 to Amendment No. 1.

7.	Please delete the qualifications and comments contained in the penultimate paragraph as inappropriate in opining that the Registered Notes and the Guarantees are “binding obligations” of the Company and the Registrant Guarantors, respectively.

Response: Counsel has revised the opinion in response to the Staff’s comment. Please see the last page of the revised opinion, which has been included as Exhibit 5.1 to Amendment No. 1.

8.	We note the statement in the last sentence that the opinion speaks only as of its date. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Response: The Company respectfully advises the Staff that the Company will file an exhibits-only amendment to the Registration Statement with an executed opinion of counsel, dated as of the effective date, on the effective date.

Exhibit 5.2

9.	Counsel may not make its assumption in paragraph (c) on page 3 that the signatures of the Specified Entities for the Transaction Documents have been authorized because counsel is opining on such matter in paragraph (h) on page 4. Please revise.

Response: Counsel to the Company has revised the opinion in response to the Staff’s comment. Please see page 3 of the revised opinion, which has been included as Exhibit 5.2 to Amendment No. 1.

10.	Counsel may not make its assumption in paragraph (d) on page 3 because such assumption is too broad. Please revise.

Response: Counsel to the Company has revised the opinion in response to the Staff’s comment. Please see page 3 of the revised opinion, which has been included as Exhibit 5.2 to Amendment No. 1.

Charles Lee

United States Securities and Exchange Commission

May 24, 2011

11.	We note the statements in the third-to-last and penultimate paragraphs that the opinions speak as of the date of the opinion letter and that counsel does not undertake to update the opinions. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Response: The Company respectfully advises the Staff that the Company will file an exhibits-only amendment to the Registration Statement with an executed opinion of counsel, dated as of the effective date, on the effective date.

Exhibit 5.3

12.	We note the statement in the seventh paragraph that counsel has “made the assumptions that are customary in opinion letters of this kind.” Please revise to specifically disclose all assumptions made by counsel, or to remove this statement.

Response: Counsel to the Company has revised the opinion in response to the Staff’s comment. Please see page 2 of the revised opinion, which has been included as Exhibit 5.3 to Amendment No. 1.

13.	We note the statements in the penultimate paragraph that the opinions speak as of the date of the opinion letter and that counsel does not undertake to update the opinions. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Response: The Company respectfully advises the Staff that the Company will file an exhibits-only amendment to the Registration Statement with an executed opinion of counsel, dated as of the effective date, on the effective date.

14.	Please include as part of this exhibit the Fact Certificate that is attached to the opinion letter, or delete the statement that such certification “is attached to this opinion letter” and the reference to the attachment at the end of the letter.

Response: Counsel to the Company has revised the opinion in response to the Staff’s comment. Please see pages 2 and 3 of the revised opinion, which has been included as Exhibit 5.3 to Amendment No. 1.

Exhibit 5.4

15.	Please comply with comments 12 through 14.

Response: The Company respectfully advises the Staff that counsel to the Company has revised the opinion in response to the Staff’s comments 12 and 14 and the Company will file an exhibits-only amendment to the Registration Statement with an executed opinion of counsel, dated as of the effective date, on the effective date. Please see the revised opinion, which has been included as Exhibit 5.4 to Amendment No. 1.

Charles Lee

United States Securities and Exchange Commission

May 24, 2011

Exhibit 5.5

16.	Please comply with comments 12 through 14.

Response: The Company respectfully advises the Staff that counsel to the Company has revised the opinion in response to the Staff’s comments 12 and 14 and the Company will file an exhibits-only amendment to the Registration Statement with an executed opinion of counsel, dated as of the effective date, on the effective date. Please see the revised opinion, which has been included as Exhibit 5.5 to Amendment No. 1.

Exhibit 5.6

17.	Please delete the assumptions contained in paragraphs (iii) and (iv) on page 3 because such assumptions are inappropriate for counsel’s opinion.

Response: Counsel to the Company has revised the opinion in response to the Staff’s comment. Please see page 3 of the revised opinion, which has been included as Exhibit 5.6 to Amendment No. 1.

18.	While counsel may rely on other opinions, counsel may not assume the matters described in paragraphs (v)-(vii) on page 3 with respect to the Delaware Subsidiary LLCs.

Response: Counsel to the Company has revised its opinion in response to the Staff’s comment. Counsel to the Company respectfully submits that it has removed paragraphs (v) to (vii) of the opinion because such assumptions are implied so long as reliance by counsel on the assumptions is reasonable and the assumptions are not known to counsel to be false. See TriBar Opinion Committee, Third-Party Closing Opinions: Limited Liability Companies, 61 Bus. Law. 679, 689-90 & nn. 52, 57 (2006). Please also see page 3 of the revised opinion, which has been included as Exhibit 5.6 to Amendment No. 1.

19.	Counsel may not assume that there are “no other documents contrary to or inconsistent with the opinions expressed herein” because such assumption is too broad. Accordingly, please delete the assumption in the first paragraph, first sentence on page 4.

Response: Counsel to the Company has revised the opinion in response to the Staff’s comment. Please see page 4 of the revised opinion, which has been included as Exhibit 5.6 to Amendment No. 1.

Charles Lee

United States Securities and Exchange Commission

May 24, 2011

20.	We note the statements in the last paragraph that the opinion speaks “as of the date hereof” and that counsel does not undertake to update the opinion. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Response: The Company respectfully advises the Staff that the Company will file an exhibits-only amendment to the Registration Statement with an executed opinion of counsel, dated as of the effective date, on the effective date.

*        *        *         *        *        *

Charles Lee

United States Securities and Exchange Commission

May 24, 2011

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments related to the matters referenced above, please do not hesitate to contact the undersigned at (212) 403-1375 or James R. Gilmartin at (212) 403-1134 of Wachtell, Lipton, Rosen & Katz, special counsel to the Company.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ James Cole, Jr.
James Cole, Jr.
Wachtell, Lipton, Rosen & Katz

cc:	Dane A. Drobny, Sears Holdings Corporation

Dorian Williams, Sears Holdings Corporation

William K. Phelan, Sears Holdings Corporation

James R. Gilmartin, Wachtell, Lipton, Rosen & Katz